SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes        No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

.

ChipMOS TECHNOLOGIES (Bermuda) LTD

(Registrant)

Date: November 3, 2003	By:	/s/ S. J. Cheng

		Name: Title:	S. J. Cheng Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Earnings Release for the Third Quarter of 2003

For Immediate Release

Contact:

Investor Relations/Media Relations

Dr. S.K. Chen

ChipMOS TECHNOLOGIES (Bermuda) LTD.

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Bermuda Announces Unaudited Consolidated Results

for the Third Quarter of 2003

Hsinchu, Taiwan, November 3, 2003 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced unaudited results for the third quarter ended September 30, 2003.

Revenue for the three months ended September 30, 2003 was NT$2,438 million, an increase of 41% from the same period in 2002 and an increase of 5% from the second quarter of 2003. The gross margin for the third quarter of 2003 was 20% compared to the gross margin of 2% in the third quarter of 2002 and 14% in the second quarter of 2003. Net income for the third quarter of 2003 was NT$173 million or NT$2.95 per common share, compared to a net loss of NT$164 million or NT$2.81 per common share in the third quarter of 2002 and a net income of NT$76 million or NT$1.30 per common share in the second quarter of 2003.

For the nine months ended September 30, 2003, ChipMOS Bermuda had a revenue of NT$6,472 million, an increase of 37% from the same period in 2002, and a net profit of NT$53 million, compared to a net loss of NT$735 million for the same period in 2002. The net income per common share for the nine months ended September 30, 2003 was NT$0.91, compared to a net loss per common share of NT$12.60 for the same period of 2002.

S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS Bermuda, remarked, “We started to make profit in the second quarter and broke-even in the third quarter. For the first nine months, we made a net profit of NT$53 million. We are pleased to achieve it after experiencing the slowdown of the global economy and continuous loss for the past two years. Most of our capacity has been booked, in particular, the capacity for LCD driver IC assembly and testing services. Due to the anticipated increasing demand on our assembly and testing services for LCD driver IC, we plan to raise 20% to 25% of the service price in October 2003. In order to fulfill our customers needs, we will continue to expand our production capacity to provide advanced and prompt services to our customers. Though the price adjustment reflecting our production cost, we can make a reasonable profit and continue to grow and expand. In addition, we also form alliances with some major customers by entering into service agreements in which customers committed to certain volumes of orders and we reserved certain percentage of our capacity in return. We are confident that ChipMOS Bermuda is in a good position to take the future challenges and opportunities and a better operating results in the fourth quarter of 2003 could be expected.”

Outlook

Owing to the low market visibility, the investment on new equipment has been held down for quite a period resulting in the shortage of high-speed testing capacity for outsourcing purposes. Though the market demand for DDR (Double Data Rate) memory product kept flat over last few months, the order for high-speed testing platforms is still high in order to fulfill the contracted supply to tier 1 customers. An increase in price for testing service becomes inevitable in the near future, especially for memory testing.

Our Shanghai operation has been impacted by the increased demand for memory products. We expect our operation capacity in our leased factory to be increased to 6 million pieces per month in the fourth quarter of 2003 from current 2 million pieces monthly output. This capacity increase will further enhance our stability on production planning and operation revenue over coming years.

ChipMOS Bermuda is one of the largest capacity suppliers of LCD driver IC assembly and testing in Taiwan. We experienced the full ramp up period from very beginning of the TFT LCD display industry. Our devotion in new technology development and capacity expansion has been widely acknowledged by most of the LCD display component suppliers. We expect the shortage in LCD driver IC assembly and testing capacity to drive the market service price to 20% to 25 % higher in the fourth quarter of 2003 compared with the third quarter of 2003. To secure the supply, most of ChipMOS’s capacity has been booked by customers for coming three years that is in-line with the demand of TFT LCD displays. We expect to make more revenue and profit from LCD driver IC assembly and testing operations in the fourth quarter of 2003.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Hsinchu and Tainan Science-Based Industrial Parks in Taiwan and Shanghai, ChipMOS Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended September 30, 2003 and 2002

Expressed in Thousand of Local Currency (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended on September 30						Sequential Comparison
	3Q 2003		% of	3Q 2002	% of	YOY	3Q 2003		% of	2Q 2003	QOQ
	USD	NTD	Sales	NTD	Sales	Chg%	USD	NTD	Sales	NTD	Chg%
Net Revenues	72,229	2,437,737	100%	1,730,148	100%	41%	72,229	2,437,737	100%	2,329,438	5%
Cost of Sales	57,718	1,947,998	80%	1,690,391	98%	15%	57,718	1,947,998	80%	2,002,859	-3%

Gross Profits	14,511	489,739	20%	39,757	2%	1132%	14,511	489,739	20%	326,579	50%

Operating Expenses	5,713	192,796	8%	170,007	10%	13%	5,713	192,796	8%	168,836	14%

Total Operating Expenses	5,713	192,796	8%	170,007	10%	13%	5,713	192,796	8%	168,836	14%

Income from Operations	8,798	296,943	12%	(130,250)	-8%	-328%	8,798	296,943	12%	157,743	88%

Non-Operating Income	4,405	148,653	6%	50,637	3%	194%	4,405	148,653	6%	68,830	116%
Non-Operating Expenses	5,393	182,005	7%	110,799	6%	64%	5,393	182,005	7%	126,074	44%

Net Non-Operating Income	(988)	(33,352)	-1%	(60,162)	-3%	-45%	(988)	(33,352)	-1%	(57,244)	-42%
Income before Income Tax and Minority Interest	7,810	263,591	11%	(190,412)	-11%	-238%	7,810	263,591	11%	100,499	162%
Income Tax Credit (Expenses)	4	144	0%	(31,157)	-2%	-100%	4	144	0%	18,048	-99%

Income before Minority Interest	7,814	263,735	11%	(221,569)	-13%	-219%	7,814	263,735	11%	118,547	122%
Minority Interest	(2,674)	(90,271)	-4%	57,484	3%	-257%	(2,674)	(90,271)	-4%	(42,066)	115%

Net income	5,140	173,464	7%	(164,085)	-10%	-206%	5,140	173,464	7%	76,481	127%

Earnings Per Share	0.09	2.95		(2.81)			0.09	2.95		1.30

Shares Outstanding ('K)	58,873	58,873		58,342			58,873	58,873		58,873

Note (1) : Local currency amounts have been translated into U.S. dollars at the weighted average rate of 33.75 per U.S. dollar for the third quarter of 2003.

ChipMOS TECHNOLOGIES (Bermuda) LTD. CONSOLIDATED BALANCE SHEET (UNAUDITED) As of September 30, 2003 Figures in Thousand of Local Currency (NTD) and U.S. dollars (USD) (1)
		Sep-03		Sep-02		YOY	Jun-03		QOQ
ASSETS	USD	NTD	%	NTD	%	Chg%	NTD	%	Chg%
Cash & Cash Equivalents	12,936	436,594	2%	882,241	5%	-51%	798,733	5%	-45%
Short Term Investment	56,864	1,919,145	11%	2,141,920	12%	-10%	1,989,642	11%	-4%
Accounts Receivable	94,153	3,177,652	18%	1,858,647	11%	71%	2,214,703	13%	43%
Inventories	7,531	254,181	1%	163,979	1%	55%	252,657	1%	1%
Other Current Assets	14,407	486,244	3%	1,106,901	7%	-56%	675,461	4%	-28%

Total Current Assets	185,891	6,273,816	35%	6,153,688	36%	2%	5,931,196	34%	6%

Investment in affiliates	35,127	1,185,542	7%	591,477	3%	100%	1,160,420	7%	2%

Net Property, Plant & Equipment	286,290	9,662,303	54%	10,329,466	60%	-6%	9,593,846	55%	1%
Intangible Assets	4,398	148,416	1%	44,134	0%	236%	160,001	1%	-7%
Other Assets	14,967	505,139	3%	176,466	1%	186%	566,245	3%	-11%

Total Assets	526,673	17,775,216	100%	17,295,231	100%	3%	17,411,708	100%	2%

LIABILITIES
Current Liabilities	113,841	3,842,116	22%	3,949,623	23%	-3%	3,477,600	20%	10%
Long Term Liabilities	103,134	3,480,779	19%	3,218,612	19%	8%	3,830,343	22%	-9%
Other Liabilities	21,360	720,905	4%	239,531	1%	201%	616,995	3%	17%

Total Liabilities	238,335	8,043,800	45%	7,407,766	43%	9%	7,924,938	45%	1%

Minority Interest	88,324	2,980,933	17%	3,033,329	17%	-2%	2,890,620	17%	3%

SHAREHOLDERS’ EQUITY
Capital Stock	570	19,233	0%	19,048	0%	1%	19,233	0%
Common Stock Option Warrants	2,530	85,396	0%	66,299	0%	29%	88,334	1%	-3%
Deferred Compensation	(1,254)	(42,312)	0%	(49,033)	0%	-14%	(53,868)	0%	-21%
Capital Surplus	226,547	7,645,967	43%	7,582,172	44%	1%	7,645,967	44%
Legal Surplus	5,554	187,434	1%	187,434	1%		187,434	1%
Retained Earnings	(32,916)	(1,110,915)	-6%	(924,365)	-5%	20%	(1,284,380)	-7%	-14%
Treasury Stock-Subsidiaries	12	421	0%				421	0%
Cumulated Translation Adjustment	(1,029)	(34,741)	0%	(529)	0%	6467%	(6,991)	0%	397%
Unrealized loss on long-term investments				(26,890)	0%

Total Equity	200,014	6,750,483	38%	6,854,136	40%	-2%	6,596,150	38%	2%

Total Liabilities & Shareholders’ Equity	526,673	17,775,216	100%	17,295,231	100%	3%	17,411,708	100%	2%

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 33.75 per U.S. dollar at the end of September, 2003.